June 2010 Pricing Sheet dated June 14, 2010 relating to Preliminary Pricing Supplement No. 423 dated June 11, 2010 to Registration Statement No. 333-156423 Filed pursuant to Rule 433
S T R U C T U R E D   I N V E S T M E N T S
Opportunities in International Equities

Jump Securities Based on the Performance of a Basket Composed of the iShares® MSCI Emerging Markets Index Fund and the Dow Jones EURO STOXX 50® Index due December 17, 2010
PRICING TERMS – JUNE 14, 2010
Issuer:	Morgan Stanley
Aggregate principal amount:	$5,060,000
Stated principal amount:	$10 per security
Issue price:	$10 per security
Pricing date:	June 14, 2010
Original issue date:	June 17, 2010 (3 business days after the pricing date)
Maturity date:	December 17, 2010
Basket:	Basket component	Bloomberg ticker symbol*	Basket component weighting	Initial basket component value	Multiplier
	Shares of the iShares® MSCI Emerging Markets Index Fund (the “EEM Shares”)	EEM	60%	38.76	1.547987616
	Dow Jones EURO STOXX 50® Index (the “SX5E Index”)	SX5E	40%	2,683.46	0.014906129

*Bloomberg ticker symbols are being provided for reference purposes only. With respect to each basket component, the initial basket component value has been, and the basket component value on any trading day or index business day, as applicable, will be determined as set forth under “Description of Securities—Share Closing Price” and “—Index Closing Value” in the accompanying preliminary pricing supplement.

Payment at maturity:
• If the final basket value is greater than the initial basket value:
$10 + the upside payment
• If the final basket value is less than or equal to the initial basket value:
$10 x the basket performance factor
This amount will be less than or equal to the stated principal amount of $10.
There is no minimum payment at maturity.

Upside payment:
$1.00 per security (10% of the stated principal amount).  Accordingly, even if the final basket value is significantly greater than the initial basket value, your payment at maturity will not exceed $11.00 per security.

Basket performance factor:	final basket value / initial basket value
Valuation date:	December 14, 2010, subject to adjustment for non-trading days or non-index business days, as applicable, and certain market disruption events
Initial basket value:
100, which is equal to the sum of the products of the initial basket component value for each basket component, as set forth under “Basket––Initial basket component value” above, and the applicable multiplier for such basket component.

Final basket value:	The sum of the products of the final basket component value for each basket component and the multiplier for such basket component.
Initial basket component value:
The initial basket component value for each basket component will equal (i) in the case of the EEM Shares, the closing price of one EEM Share on the pricing date and (ii) in the case of the SX5E Index, the closing value of the SX5E Index on the pricing date.

Final basket component value:
The final basket component value for each basket component will equal (i) in the case of the EEM Shares, the closing price of one EEM Share times the adjustment factor, each as of the valuation date and (ii) in the case of the SX5E Index, the closing value of the SX5E Index on the valuation date.

Multiplier:
The multiplier was set on the pricing date based on each basket component’s respective initial basket component value so that each basket component represents its applicable basket component weighting in the predetermined initial basket value.  Each multiplier will remain constant for the term of the securities.  See “Basket––Multiplier” above.

Adjustment factor:	1.0, subject to adjustment for certain corporate events affecting the EEM Shares.
Listing:	The securities will not be listed on any securities exchange.
CUSIP:	61759G877
ISIN:	US61759G8776
Agent:
Morgan Stanley & Co. Incorporated (“MS & Co.”) , a wholly-owned subsidiary of Morgan Stanley.  See “Description of Securities—Supplemental Information Concerning Plan of Distribution; Conflicts of Interest” in the accompanying preliminary pricing supplement.

Calculation agent:	MS & Co.
Commissions and Issue Price:	Price to Public	Agent’s Commissions(1)	Proceeds to Issuer
Per security	$10.00	$0.1625	$9.8375
Total	$5,060,000	$82,225	$4,977,775
(1)
Selected dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the agent), and their financial advisors will collectively receive from the Agent, MS & Co., a fixed sales commission of $0.1625 for each security they sell. For additional information, see “Description of Securities—Supplemental Information Concerning Plan of Distribution; Conflicts of Interest” in the accompanying preliminary pricing supplement and “Plan of Distribution” in the accompanying prospectus supplement.

“Dow Jones EURO STOXX 50®” and “STOXX 50®” are registered trademarks of STOXX Limited and have been licensed for use by Morgan Stanley. The securities are not sponsored, endorsed, sold or promoted by STOXX Limited, and STOXX Limited makes no representation regarding the advisability of investing in the securities.

You should read this document together with the preliminary pricing supplement describing the offering and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Pricing Supplement No. 423 dated June 11, 2010
Prospectus Supplement dated December 23, 2008
Prospectus dated December 23, 2008

The securities are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and the offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.